Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON ESTIMATED LOSS IN THE ANNUAL

RESULTS FOR THE YEAR OF 2020

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THIS PERIOD

(I)	Period covered by the estimated results

1 January 2020 to 31 December 2020.

(II)	Estimated Results

1.

Based on preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the results for the year of 2020, and a net profit attributable to shareholders of the Company of approximately RMB-7,907 million to RMB-10,861 million.

2.	The net profit after deducting the non-recurring profit or loss attributable to shareholders of the Company is estimated to be approximately RMB-8,423 million to RMB-11,764 million.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

(I)

The net profit attributable to shareholders of the Company: RMB2,651 million. The net profit after deducting the non-recurring profit or loss attributable to shareholders of the Company: RMB1,951 million.

(II)	Earnings per share: RMB0.22.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS IN RESULTS FOR THIS PERIOD

During the reporting period, an outbreak of COVID-19 pandemic erupted and rapidly spread worldwide. In the face of unprecedented difficulties, the Company took pandemic prevention and control as part of its normal operations. The Company seized market opportunities to adopt various measures to increase passenger and freight revenue, strengthened its cost control and make every effort to reduce the losses caused by the pandemic, and actively sought policy support. However, affected by the COVID-19 pandemic, the travelling willingness of passengers dropped sharply, which had a significant impact on the global aviation industry. In 2020, the passenger capacity (measured by available seat kilometres) and revenue passenger kilometres of the company decreased by 37.59% and 46.15%, respectively as compared to the same period last year. Of which, the passenger capacity and revenue passenger kilometres for international routes decreased by 80.63% and 84.88%, respectively as compared to the same period last year. The revenue per seat kilometre also reduced significantly. Accordingly, the Company expects to record a loss in the operating results for the year of 2020.

IV.	RISK WARNINGS

The finance department of the Company is making every effort to prepare the financial statements for the year of 2020. Due to the significant impact on the capacity planning of the Company caused by the COVID-19 pandemic, the relevant financial impact is subject to further assessment. In respect of this estimated results, there is no other substantial uncertainty which may affect its accuracy.

V.	OTHER EXPLANATORY MATTERS

The data set out in this announcement is only preliminary accounting data. The specific and accurate financial data should be those to be disclosed in the audited 2020 annual report of the Company. Investors are advised to pay attention to such investment risks involved.

                                                                                                                           By order of the Board

                                                                                                                           China Southern Airlines Company Limited

                                                                                                                           Xie Bing

                                                                                                                           Company Secretary

Guangzhou, the People’s Republic of China

29 January 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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